AB 3/18/03

03014362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53731

SEC MAIL PROCESSING RECEIVED MAR 17 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Sands Brothers International LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Dover Street
(No. and Street)

London WIS 4NQ UK
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Caska 212-697-5200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company
(Name – if individual, state last, first, middle name)

10 Cuttter Mill Road Great Neck NY 11021
(Address) (City) (State) (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Caska swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sands Brothers International Ltd, as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARIA L. MINGUEZ
Notary Public - State of New York
NO. 01MI6057455
Qualified in Suffolk County
My Commission Expires 04.16.03

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDS BROTHERS INTERNATIONAL LIMITED

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Sands Brothers International Limited
New York, New York

We have audited the accompanying statement of financial condition of Sands Brothers International Limited as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sands Brothers International Limited as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2003

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

SANDS BROTHERS INTERNATIONAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 1,078,092

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 28,303
Due to affiliated Company	229,542
	257,845

Stockholders' equity

Common stock, $1.61 par value; 687,241 ordinary shares authorized, and outstanding	$ -
Additional paid-in-capital	999,455
Retained earnings (deficit)	(179,208)
	820,247
	$ 1,078,092

See notes to financial statements

SANDS BROTHERS INTERNATIONAL LIMITED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Gain on foreign currencies translation	$	95,054
Interest and other income		120
		95,174
EXPENSES		
Salaries and payroll costs		31,468
Commissions and clearing charges		5,753
Communication		28,705
Consulting		40,807
Occupancy		33,095
Operating expenses		25,815
		165,643
NET LOSS	$	(70,469)

See notes to financial statements

SANDS BROTHERS INTERNATIONAL LIMITED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (70,469)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in accrued expenses	(77,843)
Increase in due to affiliated Company	229,542
Total adjustments	151,699
Net cash provided by operating activities	81,230
NET INCREASE IN CASH	81,230
CASH - BEGINNING	996,862
CASH - END	$ 1,078,092

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

SANDS BROTHERS INTERNATIONAL LIMITED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ -	999,455	(108,739)	$ 890,716
Net loss	-	-	(70,469)	(70,469)
Balance - end	$ -	$ 999,455	$ (179,208)	$ 820,247

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sands Brothers International Limited (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2002.

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

The Company is responsible for income taxes in the United Kingdom and the United States.

Significant Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, First Clearing Corporation.

The Company is located in London and its customers are located throughout the world.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. INCOME TAXES

The Company has net operating losses for U.S. purposes of approximately $70,000 that expire by 2016 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

3. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease for premises expiring June 1, 2003, with an option to renew for an additional five years. The lease calls for annual rent of approximately $21,000 plus increases based on specified escalations. Rent expense was approximately $33,000 for the year ended December 31, 2002. Future minimum lease commitments for 2003 are approximately $15,000.

4. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies (British Pound) are translated at year-end rates of exchange, while the income statement accounts are translated at average rate of exchange for the year. Gains or losses resulting from foreign currency transactions of approximately $95,000 are included in the statement of operations.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $820,247, which was $815,247 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 31% as of December 31, 2002.

6. DUE TO AFFILIATED COMPANY

Sands Brothers & Co. pays for the office space, purchases office equipment and supplies, and other operating expenses on behalf of the Company. The Company reimburses Sands Brothers on a regular basis. The total due to Sands Brothers at December 31, 2002 were approximately $230,000.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

SANDS BROTHERS INTERNATIONAL LIMITED **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Stockholder's equity	$ 820,247
Deductions and/or charges:	
Non-allowable assets	-
NET CAPITAL	$ 820,247
AGGREGATE INDEBTEDNESS	$ 257,845
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS	$ 815,247
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	31%

Note:

There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2002.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Sands Brothers International Limited
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sands Brothers International Limited (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Sands Brothers International Limited. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 28,2003.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2003